

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2021

Rahul Kushwah
Chief Operating Officer
Predictmedix Inc.
77 King Street W.
Suite 3000
Toronto, ON M5K 1G8

> **Re: Predictmedix Inc.**
> **Registration Statement on Form 20FR12G**
> **Filed June 17, 2021**
> **File No. 000-56295**

Dear Dr. Kushwah:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 20FR12G filed June 17, 2021

Item 3. Key Information
D. Risk Factors, page 8

1. You disclose on the cover page that you are an emerging growth company. Please disclose whether you have elected to opt in to the extended transition period under the JOBS Act for complying with new or revised accounting standards. If so, please include a risk factor disclosing the risks resulting from this election, including that your financial statements may not be comparable to companies that comply with public company effective dates.

2. Please revise your risk factors to include additional risks specific to the company. In particular, consider adding risk factors related to the company's foreign private issuer status, cybersecurity risks, and competition for infection screening products. Expand your

> risk factor regarding intellectual property to discuss the impact on the company should your officers who assigned the patents leave the company. Finally, discuss whether any regulatory approvals are required for any of your products.

Infectious Disease Screening, page 12

3.   You state that your technology identifies individuals exhibiting symptoms associated with infectious diseases. Please describe whether your screening products screen for asymptomatic COVID-19; if not, consider addressing any risks arising from your product not identifying such infections.

Item 4. Information on the Company
B. Business Overview, page 12

4.   Please describe your current business, including any current revenue-generating activities, customers and their geographic location, the status of development efforts for, anticipated timeframe for completion of, material costs associated with your planned products and services, and a description of the sources and availability of the materials used to create the hardware for your screening products. Please clarify which products and services are currently operational and which are future plans. In addition, if relevant, please describe the material effects of government regulations on your business. Refer to Item 4.B of Form 20-F.

Mental Health Screening, page 13

5.   Please describe how your technology is expected to assist with "diagnosis and management of mental health disorders."

Remote Patient Monitoring and Treatment, page 13

6.   Please describe what the "points that may be redeemed by the patient" may be redeemed for and what rewards care providers may obtain.

Significant Business Developments During the Year ended January 31, 2021
Other Developments, page 15

7.   Please describe the nature of your business relationships with the companies you have listed in this section. Disclose the material terms of any agreements that you have with these companies.

A. Operating Results, page 17

8.   It appears from your disclosures that you have determined the Company has adequate technical, financial and other resources to complete the development of the MobileWellbing (MWB) and Infectious Disease Symptom Screening Solutions (IDSS) technologies. Please discuss your plans to develop the MWB and IDSS technologies and product lines in accordance with Instruction 1 to Item 5 of Form 20-F.

Address and quantify the capital resource requirements you have determined are necessary to bring these technologies to completion. Identify and quantify those available capital resources you plan to rely upon to complete the development of these technologies. Explain how and when you expect to generate MWB and IDSS revenues. Address any known uncertainties related to your recovery of your investments in the technologies.

9. We note that your results of operations does not fully address material changes in your line items for the comparative periods. Please include a quantitative and qualitative description of the reasons and factors underlying material changes, including where material changes within a line item offset one another. In addition, you should remove vague terms such as "primarily" in favor of specific quantifications.

Item 6. Directors, Senior Management and Employees
A. Directors and senior management, page 22

10. Please disclose the positions Messrs. Kales, Kushwah, and Malhotra currently hold at other companies, including the companies owned and controlled by such individuals. In this regard, we note that Sheldon Kales owns and controls Greenacres Medical Corp. and Rahul Kushwah owns and controls 2499597 Ontario Inc. Disclose the number of hours that each officer intends to devote to the business of the company and include a risk factor discussing any potential conflicts of interest resulting from business activities outside of the company.

E. Share Ownership, page 31

11. Please disclose the options granted to the individuals listed in this section. Refer to Item 6.E.1 of Form 20-F.

Item 10. Additional Information
B. Memorandum and Articles of Association, page 38

12. Please disclose what action is necessary to change the rights of shareholders, as required by Item 10.B.4 of Form 20-F.

Financial Statements
Independent Auditors' Report, page F-3

13. Please have your auditor revise both audit reports to include a statement that the audit was conducted "in accordance with the standards of the Public Company Accounting Oversight Board (United States)."

14. Please have your auditor revise their reports to explicitly state that the financial statements are presented in accordance with International Financial Reporting Standards (IFRS) "as issued by the IASB".

Consolidated Statements of Loss and Comprehensive Loss, page F-41

15.   Please revise all prior period financial statements to account for the disposition of Cultivar JA in accordance with paragraph 34 of IFRS 5.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Anna Abramson, Staff Attorney, at (202) 551-4969 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Technology

cc: Jonathan Gardner